SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 10 May 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Annual General Court (AGC) 15 June 2011

10 May 2011

Bank of Ireland is making the following announcement in the context of its forthcoming AGC on 15th June 2011.

Bank of Ireland is engaged in an ongoing programme of change including renewal at management and board level.  In the interests of facilitating further board renewal and a reduction in the size of the Group board, the following non-executive directors Paul Haran, Dennis Holt and Heather Ann McSharry are not offering themselves for re-election and will retire from the Board at the conclusion of the AGC.  Reflecting the smaller size of the Board and the balance between executive and non-executive directors, it is appropriate to reduce the complement of executive directors.  Consequently, Denis Donovan and Des Crowley are not offering themselves for re-election to the Group Board.  Both will continue to be core members of the Group Executive.

The Minister for Finance has asked each of the relevant financial institutions to provide a Board Renewal Plan and a Management Renewal Plan, and further changes in governance arrangements, including recruitment of new directors, may therefore arise in the coming months as part of a planned process of change.

The AGC of the Bank of Ireland Group will take place at 11.00am on 15th June 2011 in the O'Reilly Hall in UCD, Belfield, Dublin 4.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770
Helen Nolan	Group Secretary	+353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 10 May, 2011